MAG SILVER CORP.

Suite 328  ~~-~~  550 Burrard Street
Vancouver, British Columbia  V6C 2B5

INFORMATION CIRCULAR

Dated as of March 30, 2007

TABLE OF CONTENTS

Page

INTRODUCTION

3

PROXIES AND VOTING RIGHTS

3

Management Solicitation and Appointment of Proxies

3

Revocation of Proxies

5

Voting of Shares and Proxies and Exercise of Discretion by Proxyholders

6

Solicitation of Proxies

7

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

7

RECEIPT OF DIRECTORS’ REPORT AND FINANCIAL STATEMENTS

7

APPOINTMENT OF AUDITOR

7

ELECTION OF DIRECTORS

7

Corporate Cease Trade Orders or Bankruptcies

9

Individual Bankruptcies

9

Audit Committee

9

Corporate Governance Disclosure

9

STATEMENT OF EXECUTIVE COMPENSATION

11

Executive Officers

11

Summary Compensation Table

11

Compensation of Directors

12

Options and Stock Appreciation Rights

13

Termination of Employment, Change in Responsibilities and Employment Contracts

13

Securities Authorized for Issuance under Equity Compensation Plans

14

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

14

MANAGEMENT CONTRACTS

14

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

14

INTEREST OF CERTAIN PERSONS OR COMPANIES  IN MATTERS TO BE ACTED UPON

15

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

15

Stock Option Plan

15

ADDITIONAL INFORMATION

18

APPROVAL OF THE BOARD OF DIRECTORS

18

Schedule “A”

19

MAG SILVER CORP.

INFORMATION CIRCULAR

DATED AS OF MARCH 30, 2007

INTRODUCTION

This information circular accompanies the Notice of Annual General Meeting (the “Meeting”) of the shareholders of MAG Silver Corp. (the “Company”) to be held on Tuesday, May 8, 2007 at the time and place set out in the accompanying Notice of Meeting. This information circular is furnished in connection with the solicitation of proxies by management of the Company for use at the Meeting and at any adjournment of the Meeting.

PROXIES AND VOTING RIGHTS

Management Solicitation and Appointment of Proxies

Registered Shareholders

The persons named in the accompanying form of proxy are nominees of the Company’s management. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for and on the shareholder’s behalf at the Meeting other than the persons designated as proxyholders in the accompanying form of proxy. To exercise this right, the shareholder must either:

(a)

on the accompanying form of proxy, strike out the printed names of the individuals specified as proxyholders and insert the name of the shareholder’s nominee in the blank space provided; or

(b)

complete another proper form of proxy.

To be valid, a proxy must be dated and signed by the shareholder or by the shareholder’s attorney authorized in writing. In the case of a corporation, the proxy must be signed by a duly authorized officer of or attorney for the corporation.

The completed proxy, together with the power of attorney or other authority, if any, under which the proxy was signed or a notarially certified copy of the power of attorney or other authority, must be delivered to Pacific Corporate Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9, by 2:00 p.m. (Pacific time) on Friday, May 4, 2007 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.

Non-Registered Shareholders

Only registered shareholders or duly appointed proxyholders for registered shareholders are permitted to vote at the Meeting. Shareholders who do not hold their shares in their own names (referred to herein as “Non-Registered Shareholders”) are advised that only proxies from shareholders of record can be recognized and voted at the Meeting.

If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in such shareholder’s name on the records of the Company. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. Accordingly, most shareholders of the Company are “Non-Registered Shareholders” because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is a Non-Registered Shareholder in respect of shares which are held on behalf of that person, but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In Canada, the vast majority of such shares are registered under the name of CDS, which company acts as nominee for many Canadian brokerage firms. Shares so held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Non-Registered Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares held for Non-Registered Shareholders.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of proxy (the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Shareholders with a request for voting instructions. Applicable regulatory policy requires Intermediaries/brokers to seek voting instructions from Non-Registered Shareholders in advance of shareholders’ meetings unless the Non-Registered Shareholders have waived the right to receive meeting materials. Every Intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Shareholders in order to ensure that their shares are voted at the Meeting. Often the request for voting instructions supplied to a Non-Registered Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders. However, it is not a valid proxy; rather it is to be used as a means of instructing the registered shareholder how to vote on behalf of the Non-Registered Shareholder. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the Company’s registrar and transfer agent, Pacific Corporate Trust Company, as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

The majority of brokers now delegate responsibility for obtaining voting instructions from Non-Registered Shareholders to ADP Investor Communications Services (“ADP”). ADP typically supplies a special sticker to be attached to the proxy forms and asks Non-Registered Shareholders to return the completed proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Non-Registered Shareholder receiving such a proxy from ADP cannot use that proxy to vote shares directly at the Meeting – the proxy must be returned to ADP well in advance of the Meeting in order to instruct ADP how to vote the shares.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Company which they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the Management Proxyholders and insert the name of the Non-Registered Shareholder (or such other person voting on behalf of the Non-Registered Shareholder) in the blank space provided or follow such other instructions as may be provided by their brokers/nominees. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

In addition, there are two kinds of Non-Registered Shareholders - those who object to their names being made known to the issuers of securities which they own called Objecting Beneficial Owners (“OBOs”) and those who do not object to the issuers of the securities they own knowing who they are called Non-Objecting Beneficial Owners (“NOBOs”). The Company has decided to take advantage of those provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs.  If you are a Non-Registered Shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of common shares have been obtained in accordance with applicable securities legislation from the intermediary holding the common shares on your behalf. By choosing to send these materials to you directly, the Company has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. As a result, NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from our transfer agent, Pacific Corporate Trust Company (“PCTC”). These VIFs are to be completed and returned to PCTC in the envelope provided. In addition, PCTC provides both telephone voting and internet voting as described on the VIF itself which contains complete instructions. PCTC will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

All references to shareholders in this Information Circular and the accompanying Notice of Meeting and form of proxy are to registered shareholders of record unless specifically stated otherwise.

Revocation of Proxies

A shareholder who has given a proxy may revoke it at any time before the proxy is exercised:

(a)

by an instrument in writing that is:

(i)

signed by the shareholder, the shareholder’s legal personal representative or trustee in bankruptcy or, where the shareholder is a corporation, a duly authorized representative of the corporation; and

(ii)

delivered to Pacific Corporate Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 or to the registered office of the Company located at Suite 2100, 1075 West Georgia Street, Vancouver,  British Columbia, Canada V6E 3G2 at any time up to and including the last business day preceding the day of the Meeting or any adjournment of the Meeting, or delivered to the Chair of the Meeting on the day of the Meeting or any adjournment of the Meeting before any vote on a matter in respect of which the proxy is to be used has been taken; or

(b)

in any other manner provided by law.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting of Shares and Proxies and Exercise of Discretion by Proxyholders

Voting By Show of Hands

Voting at the Meeting generally will be by a show of hands, where every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote.

Voting By Poll

Voting at the Meeting will be by poll only if a poll is:

(a)

requested by a shareholder present at the Meeting in person or by proxy;

(b)

directed by the Chair; or

(c)

required by law because the number of shares represented by proxy that are to be voted against the motion is greater than 5% of the Company’s issued and outstanding shares.

On a poll, every shareholder entitled to vote on the matter has one vote for each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

Approval of Resolutions

To approve a motion for an ordinary resolution, a simple majority of the votes cast in person or by proxy will be required; to approve a motion for a special resolution, a majority of not less than two-thirds of the votes cast on the resolution will be required.

Voting of Proxies and Exercise of Discretion By Proxyholders

A shareholder may indicate the manner in which the persons named in the accompanying form of proxy are to vote with respect to a matter to be acted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy on any ballot that may be called for.

If the shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the shares represented will be voted or withheld from the vote on that matter accordingly. If no choice is specified in the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the proxyholder named in the accompanying form of proxy. It is intended that the proxyholder named by management in the accompanying form of proxy will vote the shares represented by the proxy in favour of each matter identified in the proxy and for the nominees of the Company’s Board of Directors for directors and auditor.

The accompanying form of proxy also confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting. As of the date of this information circular, management of the Company is not aware of any such amendments or variations, or any other matters that will be presented for action at the Meeting other than those referred to in the accompanying Notice of Meeting. If, however, other matters that are not now known to management properly come before the Meeting, then the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment.

Solicitation of Proxies

It is expected that solicitations of proxies will be made primarily by mail and possibly supplemented by telephone or other personal contact by directors, officers and employees of the Company without special compensation. The Company may reimburse shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the costs incurred in obtaining authorization to execute forms of proxies from their principals. The costs of solicitation will be borne by the Company.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Only shareholders of the Company who are listed on its Register of Shareholders on the record date of March 26, 2007 are entitled to receive notice of and to attend and vote at the Meeting or any adjournment of the Meeting (see “Voting of Shares and Proxies and Exercise of Discretion by Proxyholders” above).

As of March 26, 2007, the Company had 41,036,394 common shares issued and outstanding.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or controls or directs, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

RECEIPT OF DIRECTORS’ REPORT AND FINANCIAL STATEMENTS

The Directors’ Report and the financial statements of the Company for the financial year ended December 31, 2006 and accompanying auditor’s report will be presented at the Meeting.

APPOINTMENT OF AUDITOR

The shareholders will be asked to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of shareholders of the Company at a remuneration to be fixed by the directors. Deloitte & Touche LLP, was first appointed as auditor of the Company on March 1, 2000.

ELECTION OF DIRECTORS

The Company’s Board of Directors proposes to nominate the persons named in the table below for election as directors of the Company. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the Articles of the Company or the Business Corporations Act (British Columbia) or he or she becomes disqualified to act as a director.

The following table sets out the names of management’s nominees for election as directors, the place in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time during which each has been a director of the Company, and the number of common shares of the Company beneficially owned by each of them, directly or indirectly, or over which control or direction is exercised, as of the date of this information circular.

Name, Place of Residence and Offices Held with the Company(1)	Principal Occupation or Employment for Last Five Years(1)	Periods during which has served as a Director	Number of Shares Owned(1)
Daniel T. MacInnis British Columbia, Canada President, CEO and Director	President and CEO of the Company since February 1, 2005; October 2003 to February 2005, VP Exploration, Sargold Resources Corp. Sardinia, Italy, a gold exploration company; from July 2004 to February 2005, Mr. MacInnis ran D. MacInnis Exploration and Consulting in Reno, Nevada.	February 1/05 to present	70,000
Eric H. Carlson (2) (3) British Columbia, Canada Director	July 1994 to present, President and CEO, Anthem Properties (1993) Ltd. (formerly Anthem Properties Corp.), a property development company; 1992 to present, President of Kruger Capital Corp.	June 11/99 to present	900,500
R. Michael Jones (2) (3) British Columbia, Canada Director	President of Platinum Group Metals Ltd. from February 2000 to present, a platinum focused company with a deposit interest in South Africa and exploration properties in Canada; director and advisor to West Timmins Mining Inc. from 2006 to present; previously Vice President of Corporate Development for Aber Resources Ltd. from September 1997 to September 1999.	March 31/03 to present	5,102
David G.S. Pearce (2) (3) British Columbia, Canada Secretary and Director

President of Mega Capital Corp., an investment holding company with real estate and equity holdings in the United States and Canada; 1999 to present, director of the Company; 1999 to April 2003, President of the Company; June 1995 to present, President of Function Gate Hardware Ltd. and Function Gate Holdings Ltd.; 1992 to present, director of Kruger Capital Corp., a publicly trading company which finances real estate development; 1990 to present, President of Palmer Beach Properties, a private real estate development and investment company with real estate, retail and equity holdings in Canada.

		June 11/99 to present	426,000

Name, Place of Residence and Offices Held with the Company(1)	Principal Occupation or Employment for Last Five Years(1)	Periods during which has served as a Director	Number of Shares Owned(1)
Dr. Peter K. Megaw Arizona, USA Director	President of IMDEX/Cascabel and co-founder of Minera Cascabel S.A. de C.V. since 1988, a geological consulting company; Consulting geologist for the Company since 2003.	February 6/06 to present	823,121(4)
Jonathan A. Rubenstein British Columbia, Canada Director

Mr. Rubenstein practiced law until 1993 and has been a mining executive since that time; director of Cumberland Resources, a TSX listed mining company with gold deposit in Nunavut; a director of  Redcorp Ventures, a TSX listed mining company developing the Tulsequah Chief sulphide deposit in British Columbia; and director of  Aurelian Resources, a TSX listed mining company with a gold discovery in Ecuador.

		February 26/07 to present	Nil

Notes:

(1)

Information as to the place of residence, principal occupation and shares beneficially owned, directly or indirectly, or controlled or directed, has been furnished by the respective directors.

(2)

Member of the Company’s Audit Committee.

(3)

Member of the Company’s Compensation Committee

(4)

Of these holdings, 31,685 shares are held by Minera Cascabel S.A. de C.V. of which Dr. Megaw is a 33.33% owner.

The Company does not have an Executive Committee.

The Company’s Board of Directors does not contemplate that any of its nominees will be unable to serve as a director. If any vacancies occur in the slate of nominees listed above before the Meeting, then the proxyholders named in the accompanying form of proxy intend to exercise discretionary authority to vote the shares represented by proxy for the election of any other persons as directors.

Corporate Cease Trade Orders or Bankruptcies

Jonathan Rubenstein was a director of Primero Industries Inc. (“Primero”) in 1998 when it made a voluntary assignment into bankruptcy as a result of events which occurred prior to Mr. Rubenstein becoming a director of Primero.

Other than as described above, during the ten years preceding the date of this Information Circular, no proposed director of the Company has, to the knowledge of the Company, been a director or executive officer of another issuer which, while such individual was acting in that capacity:

(a)

was the subject of a cease trade or similar order or an order that denied such other issuer access to any exemption under securities legislation, for a period of more than thirty consecutive days; or

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Individual Bankruptcies

During the ten years preceding the date of this Information Circular, no proposed director of the Company has, to the knowledge of the Company, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties and Sanctions

None of the proposed nominees for election as a director of the Company has been subject to any penalties or sanctions imposed by a court or regulatory body or entered into a settlement agreement with any securities regulatory authority other than R. Michael Jones who previously breached section 147 of the Securities Act (Alberta) in relation to the late filing of insider reports, in respect of which a settlement was reached in 1991and fulfilled, which included a fine of $250.

Audit Committee

Under Multilateral Instrument 52-110 – Audit Committee (“MI 52-110”), issuers are required to provide certain disclosure with respect to their audit committee, including the text of the audit committee’s charter, the composition of the audit committee and the fees paid to the external auditor. This information with respect to the Company is provided in Schedule “A”.

Corporate Governance Disclosure

Independence

The board of directors of the Company facilitates its exercise of independent supervision over management by having meetings of the Board of Directors, both with and without members of the Company’s management (including members of management who are also directors) being in attendance, and by having four independent directors on the Board of Directors, being Eric Carlson, Dr. Peter Megaw,  R. Michael Jones and Jonathan Rubenstein The directors of the Company who are not independent are Daniel MacInnis and Dave Pearce by reason of the fact that each of them is an officer of the Company.

Directorships

The following directors of the Company are also directors of the following other reporting issuers:

Name of Director	Names of Other Reporting Issuers
Daniel MacInnis	MAX Resource Corp.
Eric Carlson	Platinum Group Metals Ltd., West Timmins Mining Inc. (formerly Sydney Resource Corp.) and Kruger Capital Corp.
R. Michael Jones	Platinum Group Metals Ltd., West Timmins Mining Inc. (formerly Sydney Resource Corp.) and Jericho Exploration Inc.

Name of Director	Names of Other Reporting Issuers
David Pearce	MAX Resource Corp. and Kruger Capital Corp.
Peter Megaw	Candente Resource Corp.
Jonathan Rubenstein	Cumberland Resources, Redcorp Ventures and Aurelian Resources

Orientation and Continuing Education

The Company has not yet developed an official orientation or training program for directors. However, if and when a new director is added, they will have the opportunity to become familiar with the Company by meeting with the other directors and with officers and employees of the Company. As each director has a different skill set and professional background, orientation and training activities will be tailored to the particular needs and experience of each director.

Ethical Business Conduct

To encourage and promote a culture of ethical business conduct, the Board of Directors monitors the ethical conduct of the Company and ensures that it complies with applicable legal and regulatory requirements, such as those of relevant securities commissions and stock exchanges. The Board of Directors has found that fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law, as well as the restrictions placed by applicable corporate legislation on the individual director’s participation in decisions of the Board of Directors in which the director has an interest, have been sufficient to ensure that the Board of Directors operated independently of management and in the best interests of the Company. However, in order to ensure the highest level of corporate governance, the Board of Directors is in the process of reviewing a new Company ethics policy which it plans to adopt in the near future.

Nominations

The Board of Directors has not yet appointed a nominating committee. Rather, the Board as a whole is responsible for identifying and recommending new candidates, having regard to the appropriate size of the Board of Directors and the necessary competencies and skills of the Board of Directors as a whole and of each director individually. New nominees should have a track record in general business management, special expertise in an area of strategic interest to the Company, and the ability to devote the time required. The Board of Directors is in the process of reviewing a corporate governance and nominating committee policy which it plans to adopt in the near future. Once the policy has been adopted, a corporate governance and nominating committee will be established.

Compensation

The Board of Directors, upon recommendation from the Compensation Committee which consists of R. Michael Jones (chair), Eric Carlson and Dave Pearce, is responsible for determining all forms of compensation to be granted to the Chief Executive Officer of the Company and the directors, and for reviewing the President’s recommendations respecting compensation of the other senior executives of the Company, to ensure such arrangements reflect the responsibilities and risks associated with each position. When determining the compensation of its executive officers, the Board of Directors considers: (i) recruiting and retaining executives critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation compared to the remuneration paid by other reporting issuers similarly placed within the same business as the Company; (iii) balancing the interests of management and the Company’s shareholders; (iv) rewarding performance, both on an individual basis and with respect to operations in general. In order to achieve these objectives, the compensation paid to the Company’s executive officers consists of three components: (i) base salary; (ii) annual bonus based on actual performance relative to pre-set annual operation targets; and (iii) long-term incentive in the form of stock options. The Board of Directors is in the process of reviewing a compensation committee policy which it plans to adopt in the near future.

Other Board Committees

Other than the Audit Committee and the Compensation Committee, the Company does not currently have any other committees of its board.

Assessments

The Board of Directors will annually review its own performance to satisfy itself that the Board of Directors, its committees, and its individual directors are performing effectively.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officers

For the purposes of this Information Circular, “executive officer” of the Company means an individual who at any time during the year was the Chair or a Vice-Chair of the Company; the President; any Vice-President in charge of a principal business unit, division or function including sales, finance or production; and any officer of the Company or of a subsidiary of the Company or any other individual who performed a policy-making function in respect of the Company.

The summary compensation table below discloses compensation paid to the following individuals:

(a)

each chief executive officer (“CEO”) of the Company;

(b)

each chief financial officer (“CFO”) of the Company;

(c)

each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 per year; and

(d)

any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year,

(each, a “Named Executive Officer” or “NEO”).

The Company currently has two Named Executive Officers, Daniel MacInnis, its President and Chief Executive Officer and Frank Hallam, its Chief Financial Officer.

Summary Compensation Table

The following table contains a summary of the compensation paid to the Named Executive Officers of the Company during the three most recently completed financial years.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
NEO Name and Principal Position	Year Ended	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs(1) Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP(2) Payouts ($)	All Other Compen-sation ($)
Daniel McInnis (3) President and CEO	2006/12/31 2005/12/31	$139,500 $119,900	Nil $30,000	Nil Nil	290,000 360,000	Nil Nil	Nil Nil	Nil Nil
Frank Hallam CFO	2006/12/31 2005/12/31 2004/12/31	Nil Nil Nil	Nil $5,000 Nil	Nil Nil Nil	175,000 100,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
George Young (4) Former President and CEO	2004/12/31	$93,870	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)

“SAR” or “stock appreciation right” means a right, granted by the Company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(2)

“LTIP” or “long term incentive plan” means any plan providing compensation intended to motivate performance over a period greater than one financial year, but does not include option or stock appreciation right plans or plans for compensation through shares or units that are subject to restrictions on resale.

(3)

Mr. MacInnis was appointed the Company’s President and CEO on February 1, 2005.

 (4)

Mr. Young resigned as President and CEO on December 31, 2005.

Compensation of Directors

No directors of the Company received any cash compensation for services rendered in their capacity as directors of the Company during 2006.

During the fiscal year, the following stock options were granted to the Company’s directors who are not NEO’s:

Name	Date of Grant	# of Options Granted	Exercise Price	Expiration Date
Dave Pearce	Feb 6, 2006 Dec 15, 2006	75,000 50,000	$3.00 $5.36	Feb 6, 2011 Dec 14, 2011
Eric Carlson	Feb 6, 2006 Dec 15, 2006	75,000 50,000	$3.00 $5.36	Feb 6, 2011 Dec 14, 2011
R. Michael Jones	Feb 6, 2006 Dec 15, 2006	75,000 50,000	$3.00 $5.36	Feb 6, 2011 Dec 14, 2011
Peter Megaw	Feb 6, 2006 Dec 15, 2006	150,000 50,000	$3.00 $5.36	Feb 6, 2011 Dec 14, 2011

Options and Stock Appreciation Rights

No stock appreciation rights were granted to any Named Executive Officer during the Company’s most recently completed financial year. The following table sets out stock options granted to the Named Executive Officers during the Company’s most recently completed financial year.

NEO Name	Securities, Under Options/SARs Granted (#)	Percent of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Daniel MacInnis	100,000 90,000 100,000	6.0% 5.5% 6.0%	$3.00 $2.46 $5.36	$3.00 $2.35 $5.00	Feb 6, 2011 Jul 19, 2011 Dec 14, 2011
Frank Hallam	100,000 75,000	6.0% 4.5%	$3.00 $5.36	$3.00 $5.00	Feb 6, 2011 Dec 14, 2011

The following table sets out the incentive stock options and stock appreciation rights exercised by the Named Executive Officers during the Company’s most recently completed financial year and provides the values of the stock options and stock appreciation rights still held by the Named Executive Officers at year-end.

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial YE (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at Financial YE ($) Exercisable/ Unexercisable (1)
Daniel MacInnis	Nil	Nil	650,000/Nil	$2,701,600/Nil
Frank Hallam	75,000	$193,500	275,000/Nil	$941,000/Nil

Notes:

(1)

“In the money” options are those where the market value of the underlying securities at the fiscal year-end exceeds the exercise price of the option. Value is determined by calculating the difference between the closing price of the Company’s shares ($6.36) on December 29, 2006, and the exercise price of each option, and then multiplying the difference by the number of shares under option at the fiscal year end.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has no compensatory plan, contract or arrangement whereby any Named Executive Officer may be compensated in an amount exceeding $100,000 in the event of that officer’s resignation, retirement or other termination of employment, or in the event of a change of control of the Company or a subsidiary or a change in the Named Executive Officer’s responsibilities following such a change of control.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information

The following table sets forth details of the Company’s compensation plans under which equity securities of the Company are authorized for issuance at the end of the Company’s most recently completed financial year:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders(1) Stock Option Plan (2003) (1)	3,352,800	$2.81	440,061
Equity compensation plans not approved by securityholders(1) Stock Option Plan (2007)(1) (2)	Nil	Nil	Nil
Total	3,352,800		440,061

Notes:

(1)   Authorizes options to purchase up to 10% of the issued and outstanding shares of the Company

(2)   The Stock Option Plan (2007) had not been adopted by the directors of the Company as at December 31, 2006.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than routine indebtedness, no current or former executive officer, director or employee of the Company or any of its subsidiaries, or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such executive officer, director, employee or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee, support agreement, letter of credit or other similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

MANAGEMENT CONTRACTS

Management functions of the Company or any subsidiary of the Company are not, to any substantial degree, performed by a person other than the directors or executive officers of the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this information circular, no informed person of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any such informed person or proposed nominee has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction that, in either case, has materially affected or will materially affect the Company or any of its subsidiaries, except as follows:

Dr. Megaw

Dr. Peter Megaw became a member of the Board of Directors of the Company on February 6, 2006. Dr. Megaw is also a principal of Minera Bugambilias, S.A. de C.V. (“Bugambilias”) and Minera Coralillo, S.A. de C.V. (“Coralillo”). The Company acquired the mineral claims of the Batopilas property from Bugambilias and Bugambilias has retained a net smelter royalty interest in that property. The Company acquired the mineral claims of the Guigui property from Coralillo and Coralillo has retained a net smelter royalty interest in that property. Dr. Megaw is also a principal of Minera Cascabel, S.A. de C.V. (“Cascabel”). The Company holds options from Cascabel to earn interests in the mineral claims of the Cinco de Mayo and Adargas properties.

Further, Cascabel has been and will continue to be retained by the Company as a consulting geological firm compensated at industry standard rates.

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

Other than as set forth in this information circular, no director or executive officer of the Company at any time since the beginning of the Company’s most recently completed financial year, no proposed nominee for election as a director of the Company and no associate or affiliate of any of such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of shares in the capital of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan

Purpose

The TSX Venture Exchange (the “Exchange”) requires all Exchange listed companies to adopt stock options plans. Accordingly, the Company obtained the approval of its shareholders to the Company’s 2003 Stock Option Plan at its meeting of shareholders held on March 31, 2003. As the 2003 Stock Option Plan limits the number of options which may be granted to 10% of the number of Common shares of the Company which are issued and outstanding at the relevant time, the Exchange requires that the shareholders of the Company re-approve the 2003 Stock Option Plan each year.

However, the Exchange has also requested that the Company make one technical amendment to the 2003 Stock Option Plan to clarify that any vesting provisions may only be accelerated with the consent of the Exchange. Further, in relation to the Company’s application for listing on the Amex, the Company considers it to be advisable to make certain modifications to its 2003 Stock Option Plan. To that end, the directors of the Company adopted the new Stock Option Plan (2007) (the “Stock Option Plan”), which must be approved by the shareholders at the Meeting.

The Stock Option Plan is expected to benefit shareholders by enabling the Company to attract and retain high calibre personnel by offering to them an opportunity to share in any increase in value of the Common shares of the Company resulting from their efforts. The purpose of the Stock Option Plan is to provide incentive to the Company’s employees, officers, directors, and consultants responsible for the continued success of the Company. The following is a summary of the Stock Option Plan.

The Committee

The Stock Option Plan will be administered by a stock option committee (the “Committee”) of the Company’s board of directors (the “Board”) consisting of not less than 2 of its members. The Committee will administer the Stock Option Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe in accordance with the Stock Option Plan. A majority of its members will constitute a quorum and all decisions of the Committee shall be approved by a majority of its quorum.

Description of Stock Option Plan

The effective date (the “Effective Date”) of the Stock Option Plan is the date the Board of Directors approve the Stock Option Plan (March 30, 2007), and it will terminate ten years from the Effective Date.

The Stock Option Plan provides that options may be granted to any employee, officer, director or consultant of the Company or a subsidiary of the Company.

The options issued pursuant to the Stock Option Plan will be exercisable at a price not less than the market value of the Company’s Common shares at the time the option is granted. “Market Value” means:

(a)

for each organized trading facility on which the Common shares are listed, Market Value will be the closing trading price of the Common shares on the day immediately preceding the grant date less any discounts permitted by the applicable regulatory authorities;

(b)

if the Company’s Common shares are listed on more than one organized trading facility, the Market Value shall be the Market Value as determined in accordance with subparagraph (a) above for the primary organized trading facility on which the Common shares are listed, as determined by the Committee, subject to any adjustments as may be required to secure all necessary Regulatory Approvals;

(c)

if the Company’s Common shares are listed on one or more organized trading facilities but have not traded during the ten trading days immediately preceding the grant date, then the Market Value will be determined by the Committee, subject to any adjustments as may be required to secure all necessary Regulatory Approvals; and

(d)

if the Company’s Common shares are not listed for trading on a stock exchange or over the counter market, the value which is determined by the Committee to be the fair value of the Company’s Common shares, taking into consideration all factors that the Committee deems appropriate, including, without limitation, recent sale and offer prices of the Company shares in private transactions negotiated at arms’ length.

Options under the Stock Option Plan will be granted for a term not to exceed five years from the date of their grant, provided that if the Company is then a “Tier 1” company listed on the Exchange, the term of the option will be not more than 10 years.

Options granted under the Stock Option Plan will be subject to such vesting schedule as the Committee may determine. In the event that an option is to be terminated prior to expiry of its term due to certain corporate events, all options then outstanding shall become immediately exercisable for 10 days after notice thereof, notwithstanding the original vesting schedule.

Options will also be non-assignable and non-transferable, provided that they will be exercisable by an optionee’s legal heirs, personal representatives or guardians for up to six months following the death or termination of an optionee due to disability, or up to six months following the death of an employee if the employee dies within 6 months of termination due to disability. All such options will continue to vest in accordance with their original vesting schedule.

The maximum number of Common shares to be reserved for issuance under the Stock Option Plan, including options currently outstanding, will not exceed 10% of the number of Common shares of the Company issued and outstanding on the applicable date of grant. The maximum number of Options which may be granted to U.S. persons in accordance with section 422 of the U.S. Internal Revenue Code of 1986, as amended, is limited to 700,000.

If a material alteration in the capital structure of the Company occurs as a result of a recapitalization, stock split, reverse stock split, stock dividend, or otherwise, the Committee shall make adjustments to the Stock Option Plan and to the options then outstanding under it as the Committee determines to be appropriate and equitable under the circumstances, unless the Committee determines that it is not practical or feasible to do so, in which event the options granted under the Stock Option Plan will terminate as set forth above.

A full copy of the Stock Option Plan will be available at the Meeting. Shareholders may obtain a copy of the Stock Option Plan in advance of the Meeting upon request to the Company, 328 - 550 Burrard Street, Vancouver, British Columbia, V6C 2B5, to the attention of Daniel MacInnis. The Company fax number is (604) 484-4710.

The Resolution

The rules of the Exchange require that the Stock Option Plan be approved by the affirmative vote of a majority of the votes cast at the Meeting. Accordingly, the shareholders of the Company will be asked to pass the following resolutions:

“BE IT RESOLVED THAT:

1.

the Stock Option Plan, in the form presented to this Meeting, is approved and is hereby directed to be attached to the Minutes of this Meeting as a Schedule thereto;

2.

the Company is authorized to grant stock options pursuant and subject to the terms and conditions of the Stock Option Plan entitling all of the optionholders in aggregate to purchase up to such number of Common shares of the Company as is equal to 10% of the number of Common shares of the Company issued and outstanding on the applicable grant date;

3.

any committee created pursuant to the Stock Option Plan is authorized to make such amendments to the Stock Option Plan from time to time as the Board may, in its discretion, consider to be appropriate, provided that such amendments will be subject to the approval of all applicable regulatory authorities and in certain cases, in accordance with the terms of the Stock Option Plan, the shareholders; and

4.

the approval of the Stock Option Plan by the Board of directors is hereby ratified and any one director of the Company is hereby authorized to execute any other documents as the director deems necessary to give effect to the transactions contemplated in the Stock Option Plan.”

Management of the Company recommends that shareholders vote in favour of the foregoing resolution, and the persons named in the enclosed form of proxy intend to vote for the approval of the foregoing resolution at the Meeting unless otherwise directed by the shareholders appointing them.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information is provided in the Company’s comparative financial statements and Management Discussion and Analysis for its most recently completed financial year. To request copies of the Company’s financial statements and Management Discussion and Analysis, please contact the Company at Suite 328 – 550 Burrard Street, Vancouver, British Columbia, V6C 2B5, telephone (604) 630-1399, facsimile (604) 484-4710, e-mail info@magsilver.com.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this information circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized by the Board of Directors of the Company.

BY ORDER OF THE BOARD OF DIRECTORS OF

MAG Silver Corp.

Daniel MacInnis
President and Chief Executive Officer

SCHEDULE “A”

AUDIT COMMITTEE

The Audit Committee’s Charter

The following is the text of the current Charter for the Audit Committee as adopted by the Board on March 28, 2006.

Overall Purpose / Objectives

The Audit Committee will assist the board of directors (the “Board”) in fulfilling its responsibilities. The Audit Committee will review the financial reporting process, the system of internal control and management of financial risks, the audit process, and the Company’s process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the committee will maintain effective working relationships with the Board of Directors, management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each committee member will obtain an understanding of the responsibilities of committee membership as well as the Company’s business, operations and risks.

Authority

The Board authorizes the audit committee, within the scope of its responsibilities, to seek any information it requires from any employee and from external parties, to obtain outside legal or professional advice and to ensure the attendance of Company officers at meetings as appropriate.

Organization

Membership

The Audit Committee will be comprised of at least three members, a majority of which are not officers or employees of the Company, at least one of whom will have accounting or related financial management expertise

The chairman of the Audit Committee will be nominated by the committee from time to time.

A quorum for any meeting will be two members.

The secretary of the Audit Committee will be the Secretary of the Company, or other such person as may be nominated by the Chairman of, and approved by, the Audit Committee.

Attendance at Meetings

The Audit Committee may invite such other persons (e.g. the President or Chief Financial Officer) to its meetings, as it deems appropriate.

Meetings shall be held not less than four times a year. Special meetings shall be convened as required. External auditors may convene a meeting of the Audit Committee if they consider that it is necessary.

The proceedings of all meetings will be minuted.

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Roles and Responsibilities

The Audit Committee will:

- Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

- Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.

- Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

- Review any legal matters which could significantly impact the financial statements as reported on by the Company’s counsel and meet with outside independent counsel whenever deemed appropriate.

- Review the annual and quarterly financial statements, including Management’s Discussion and Analysis with respect thereto, and all annual and interim earnings press releases, prior to public dissemination, including any certification, report, opinion or review rendered by the external auditors and determine whether they are complete and consistent with the information known to committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles.

- Pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof.

- Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies.

- Review audit issues related to the Company’s material associated and affiliated companies that may have a significant impact on the Company’s equity investment.

- Meet with management and the external auditors to review the annual financial statements and the results of the audit.

- Evaluate the fairness of the interim financial statements and related disclosures including the associated Management’s Discussion and Analysis, and obtain explanations from management on whether:

(a)

actual financial results for the interim period varied significantly from budgeted or projected results;

(b)

generally accepted accounting principles have been consistently applied;

(c)

there are any actual or proposed changes in accounting or financial reporting practices; or

(d)

there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure.

- Review the external auditors’ proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope.

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- Review the performance of the external auditors and approve in advance provision of services other than auditing. Consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the company. The Board authorizes the Chairman of the Audit Committee to approve any non-audit or additional audit work which the Chairman deems as necessary and to notify the other members of the Audit Committee of such non-audit or additional work.

- Make recommendations to the Board regarding the reappointment of the external auditors and the compensation to be paid to the external auditor.

- Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

- Review and approve the Company’s hiring policies regarding partners, employers and former partners and employees of the present and former external auditors of the Company.

- Establish a procedure for:

(a)

the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

(b)

the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters.

- Meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately in the absence of management.

- Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

- Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

- Perform other functions as requested by the full Board.

- If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist, and set the compensation to be paid to such special counsel or other experts.

- Review and recommend updates to the charter; receive approval of changes from the Board.

- With regard to the Company’s internal control procedures, the Audit Committee is responsible to:

(a)

review the appropriateness and effectiveness of the Company’s policies and business practices which impact on the financial integrity of the Company, including those related to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management; and

(b)

review compliance under the Company’s business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Audit Committee may deem appropriate; and

4

(c)

review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

(d)

periodically review the Company’s financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

Composition of the Audit Committee

Following the election of the directors pursuant to this Information Circular, it is intended that the following will be the members of the Audit Committee:

Eric Carlson

Independent(1)

Financially literate(2)

R. Michael Jones

Independent(1)

Financially literate(2)

Dave Pearce

Independent(1)(3)

Financially literate(2)

Notes:

(1)

A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)

An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

(3)

Mr. Dave Pearce is the Secretary of the Company, however as he is not remunerated as a member of management and as he acts in a manner independent of management, the Company believes that he is an Independent member of the Audit Committee.

Relevant Education and Experience

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee are as follows:

Mr. Carlson is a Chartered Accountant and holds a Bachelor of Commerce degree from the University of British Columbia.

Mr. Jones has worked in the mining industry since 1985 and is currently the President and CEO of Platinum Group Metals Ltd, a Toronto Stock Exchange listed company. His experience includes exploration and mining development and production in public companies since 1985.

Dave Pearce has over twenty-five years experience as  CEO of various successful mid sized private operating companies and fourteen years experience as a director of publicly traded corporations.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

5

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company. The Chairman of the Audit Committee is authorized to approve any non-audit services or additional work which the Chairman deems as necessary and is required to notify the other members of the Audit Committee of such non-audit or additional work.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2006(5)	$75,200	Nil	$2,000	Nil
2005	$70,000	Nil	$2,000	Nil

Notes:

(1)

The aggregate audit fees billed.

(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”, including assistance with the preparation of the Company’s Form 20F.

(3)

The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

(4)

The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

(5)

Estimated.

Exemption

The Company is relying upon the exemption in section 6.1 of the MI 52-110 – Audit Committees.